UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 0-29019 CUSIP Number: 16939C 10 5

(Check One):  ☐Form 10-K     ☐Form 20-F     ☐Form 11-K     ☒Form 10-Q    ☐Form N-SAR    ☐Form N-CSR

For Period Ended:              March 31, 2008
[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Full Name of Registrant: CHINA ENTERTAINMENT GROUP, INC.
Former Name if Applicable: N/A
Address of Principal Executive Office (Street and Number): Unit 3409 Shun Tak Centre, West Tower, 168-200 Connaught Road Central
City, State and Zip Code: Hong Kong

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, 10-D, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed).

The Registrant has experienced a delay in completing the information necessary for inclusion in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008 (“Form 10-Q”).   The Registrant is diligently working to complete such information and expects to file the Form 10-Q within the allotted extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Dorothy Wong	011-852-2313-1888
(Name)	(Issuer Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes  ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes  ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As we previously reported and as discussed more fully in our Annual Report on Form 10-KSB filed with the SEC on March 14, 2008, on January 17, 2008, the Registrant entered into an Agreement (“Agreement”) with Imperial International Limited (“Imperial”), the Registrant’s current majority shareholder, pursuant to which the Registrant agreed to sell and Imperial agreed to purchase substantially all of the Registrant’s assets.  Pursuant to the Agreement, the Registrant will sell 100% of total issued and paid up capital of Metrolink Pacific Limited (“MPL”), the Registrant’s wholly-owned subsidiary and operating business to Imperial with effect from December 31, 2007 in exchange for Imperial’s payment of US$1 to the Registrant (the “Asset Sale”) at the closing of the Asset Sale transaction (the “Closing”).  The Closing of the Asset Sale transaction is subject to the satisfaction of all of the closing conditions set forth in the Agreement.  As of the date of this filing, all of the closing conditions have either been satisfied or waived by the Parties except for the Registrant’s compliance with the required notification provisions of Section 14(c) of the Securities Exchange Act of 1934, as amended, and Regulation 14C thereunder in regards to administrative notification of all Registrant shareholders regarding the majority shareholder’s approval of the Asset Sale (the “14C Requirements”) and thus the accounts of MPL and its subsidiaries have been deconsolidated from the Registrant effective as of December 31, 2007.  Accordingly, the amounts of revenue, assets, liabilities and stockholder's equity will differ significantly from that reported in the previous Quarterly Report (on Form 10-QSB) that the Registrant filed for the corresponding fiscal quarter in 2007 as a result of the Asset Sale transaction and deconsolidation.  The Registrant is unable to provide an accurate quantitative estimate of the results for the fiscal quarters ended March 31, 2008 and 2007, as it has not yet completed the information necessary to provide such an estimate.  However, the Registrant expects to file its Form 10-Q Quarterly Report with such results within the allotted extension period.

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CHINA ENTERTAINMENT GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2008	By:	/s/ Tang Chien Chang
Tang Chien Chang Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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